THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action to be taken, please seek your own financial advice from your stockbroker, solicitor, accountant or other appropriately authorised independent financial adviser.
If you have recently sold or transferred all of your shares in Endava plc (“Endava”, or the “Company”) you should forward this document and any accompanying documents to your bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee. If you have sold or transferred only part of your holdings, you should retain these documents.
The registered office of Endava plc is 125 Old Broad Street, London EC2N 1AR, United Kingdom. Tel: +44 20 7367 1000. Endava plc is incorporated and registered in England and Wales under the Companies Act 2006, with company number 5722669.
www.endava.com

Endava plc
Notice of General Meeting

To be held at:
the offices of Cooley (UK) LLP at 22 Bishopsgate, London EC2N 4BQ, United Kingdom.

On:
Friday, 14 March 2025, commencing at 2 p.m. London time (10 a.m. EDT).

How to vote
Endava plc has two classes of ordinary shares: Class A ordinary shares and Class B ordinary shares.
Class A ordinary shares are capable of being held in certificated form or dematerialised and held in CREST. Class A ordinary shares may also be represented by American Depositary Shares (“ADSs”). Class B ordinary shares are only capable of being held in certificated form. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to voting, conversion and transfer.
The holders of Class A ordinary shares are entitled to one vote per share and the holders of Class B ordinary shares are entitled to 10 votes per share, in each case on all matters that are subject to shareholder vote.
Your votes matter. If you cannot attend the general meeting to be held on Friday, 14 March 2025 (the “General Meeting”), please vote your shares by appointing a proxy.
For more information:
–holders of Class A ordinary shares and Class B ordinary shares should refer to the notes on pages 7 to 9;
–holders of Class B ordinary shares should, in addition, refer to the notes on page 10; and
–holders of ADSs should refer to the notes on pages 11 to 12.
How to attend
Persons intending to attend the General Meeting in person will need a QR code to access the meeting venue. Such QR code will need to be displayed on a smartphone or similar device. A QR code will be able to be obtained in advance by emailing our registrar, MUFG Corporate Markets by email at meetingsadvisoryteam@cm.mpms.mufg.com with your full name and email address. Persons who have not obtained a QR code in advance will be able to obtain one at the meeting venue.
Please bring your admission card, if you have one.
If you receive your notifications by email, you will be asked to show a copy, either on an electronic device or as a print-out. Please be prepared to provide evidence of your shareholding and/or identity. If you are bringing a guest, please let us know in advance.
If you are attending on behalf of a registered holder of shares you must bring photographic proof of identity and evidence of your appointment to represent that shareholder, including their admission card if possible. This includes people appointed as proxies, corporate representatives and those with power of attorney.
For more information, see the notes on pages 7 to 12.
How to order paper copies
You can order a paper copy of this notice or any other company report at www.endava.com.

Chairman’s letter
Dear Shareholder,
A general meeting of Endava plc (the “General Meeting”) will take place at 2 p.m. London time (10 a.m. EDT) on Friday, 14 March 2025 at the offices of Cooley (UK) LLP at 22 Bishopsgate, London EC2N 4BQ, United Kingdom.
Business of the General Meeting
The General Meeting is being convened to consider a resolution (the “Resolution”) to approve the forms of share repurchase contracts, copies of which are appended to this notice, and the counterparties with whom such repurchase contracts may be entered into. These approvals are necessary for the Company to repurchase its Class A ordinary shares, including to execute its proposed share repurchase programme.
The formal notice of the General Meeting and the Resolution are set out on page 4 of this notice. The General Meeting is not an annual general meeting and the Company’s annual general meeting for 2025 will be held later in the year.
Recommendation
The formal notice of General Meeting is set out on page 4 of this notice and an explanation of the Resolution to be considered at the General Meeting may be found on pages 5 to 6 of this notice. Your Directors consider that the Resolution is in the best interests of the Company and its shareholders as a whole and is most likely to promote the success of the Company.
Accordingly, your Directors unanimously recommend that you vote in favour of the Resolution as each of the Directors with personal holdings of shares in the Company intends to do in respect of their own beneficial holdings, which amount to 46.37% in aggregate of the voting rights as at Monday, 17 February 2025, being the latest practicable date before publication of this notice.
Your votes do matter. Further information about how to vote at and attend the General Meeting is given on pages 7 to 16 of this notice.
I intend to serve as Chairman of the General Meeting. If I am appointed proxy, I will, of course, vote in accordance with any instructions given to me. If I am given discretion on how to vote, I will vote in favour of the Resolution.
Thank you for your ongoing support of Endava plc.
Yours faithfully,
Trevor Smith
Chairman
20 February 2025

Notice of General Meeting
Notice is hereby given that a general meeting (the “General Meeting”) of Endava plc (the “Company”) will be held at the offices of Cooley (UK) LLP at 22 Bishopsgate, London EC2N 4BQ, United Kingdom on Friday, 14 March 2025 commencing at 2 p.m. London time (10 a.m. EDT), for the transaction of the following business.

Ordinary resolution
To approve:
(i)the form of share repurchase contracts (the “Share Repurchase Contracts”), copies of which are appended to this document, for the purchase by the Company of its Class A ordinary shares of £0.02 each (including Class A ordinary shares represented by American Depositary Shares), at such prices as may be agreed pursuant to the terms of a Share Repurchase Contract, and the Company be and is hereby authorised to enter into any Share Repurchase Contract negotiated and agreed with a Counterparty (as defined in (ii)); and
(ii)the counterparties with whom the Company may enter into a Share Repurchase Contract, being the counterparties (or their subsidiaries, successors or affiliates from time to time) included in this document (the “Counterparties”), provided that unless previously renewed, varied, or revoked by the Company at a general meeting, this authority shall expire on the fifth anniversary of the General Meeting.
The resolution to be proposed at the General Meeting (the “Resolution”) will be an ordinary resolution. That means that for the Resolution to be passed, more than half of the votes cast must be in favour of the Resolution. The Resolution will be decided on a poll.

The results of the poll taken on the Resolution at the General Meeting and any other information required by the Companies Act 2006 will be made available on the Company’s website (https://investors.endava.com/financials/AGM) as soon as reasonably practicable following the General Meeting and for the required period thereafter.

BY ORDER OF THE BOARD

Rohit Bhoothalingam
Company Secretary
20 February 2025

The registered office of Endava plc is 125 Old Broad Street, London EC2N 1AR, United Kingdom. Tel: +44 20 7367 1000. Endava plc is incorporated and registered in England and Wales under the Companies Act 2006, with company number 5722669.

Notes to Resolution
The Company intends to launch a share repurchase programme of up to an aggregate purchase price of US$100 million (the “Share Repurchase Programme”), subject to receipt of the necessary shareholder approval.

Requirement for shareholder approval for the Share Repurchase Contracts
As a company incorporated in England & Wales with ADSs listed on the New York Stock Exchange, the Company may only repurchase its Class A ordinary shares (including Class A ordinary shares represented by ADSs) in accordance with the procedures under the Companies Act 2006 (the “Companies Act”) for “off-market purchases”. As such, these repurchases may only be made pursuant to a form of share repurchase contract that has been approved by the Company’s shareholders. In addition, the Company may only conduct share repurchases with counterparties approved by its shareholders. The Resolution seeks approval of two forms of Share Repurchase Contracts, copies of which are appended to this notice, and stated counterparties as detailed below. These approvals, if granted, will be valid for five years.

Approval of the forms of Share Repurchase Contracts and counterparties is not an approval of the amount or timing of any specific repurchase activity. The Company intends to launch the Share Repurchase Programme, subject to receipt of shareholder approval, and the Board intends to continue to repurchase shares at its discretion in accordance with such programme. The approvals granted in the Resolution could also be used for further share repurchases at the discretion of the Board after the expiration of the Share Repurchase Programme and prior to 14 March 2030 when these approvals expire. There can be no assurance as to whether the Company will repurchase any of its Class A ordinary shares or as to the amount of any such repurchases or the prices at which such repurchases may be made.

Material Terms of the Share Repurchase Contracts
The Company is seeking the approval of shareholders of two forms of Share Repurchase Contract:

•The form of agreement attached as Appendix A to this notice provides that the counterparty will purchase ADSs at such prices and in such quantities as the Company may instruct from time to time, subject to the limitations set forth in Rule 10b-18 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). The agreement provides that the counterparty will purchase the ADSs as principal and sell the underlying Class A ordinary shares to the Company.

•The form of agreement attached as Appendix B to this notice is a form of repurchase plan that the Company may enter into from time to time pursuant to Rule 10b5-1 of the Exchange Act to purchase a specified dollar amount of ADSs each day if the ADSs are trading below a specified limit price. The amount to be purchased each day, the limit price, and the total amount that may be purchased under the agreement will be determined at the time the plan is executed. The agreement provides that the

Notes to Resolution cont’d

counterparty will purchase the ADSs as principal and sell the underlying Class A ordinary shares to the Company.

Details of the Counterparties
The Company may only enter into Share Repurchase Contracts with counterparties approved by its shareholders. The Company, therefore, seeks approval to conduct repurchases through the following counterparties (“Counterparties”) (or their subsidiaries or affiliates from time to time):

•BofA Securities, Inc.
•Banco Bilbao Vizcaya Argentaria, S.A., London Branch
•Barclays Capital Inc.
•Berenberg Capital Markets LLC
•BMO Capital Markets Corp.
•BNP Paribas Securities Corp
•BNY Mellon Capital Markets, LLC
•Citigroup Global Markets Inc.
•Deutsche Bank Securities Inc.
•DNB (UK) Limited
•Evercore Inc.
•Fifth Third Bank, National Association
•Goldman Sachs & Co. LLC
•Guggenheim Securities, LLC
•HSBC UK Bank plc
•Jefferies LLC
•J.P. Morgan Securities LLC
•KeyBank National Association
•Morgan Stanley & Co. LLC
•Mizuho Bank, Ltd.
•National Westminster Bank PLC
•Needham & Company
•RBC Capital Markets, LLC
•Santander US Capital Markets LLC
•Stifel, Nicolaus & Company, Incorporated
•Susquehanna International Group LLP
•TD Securities (USA) LLC
•UBS Securities LLC
•Wells Fargo Securities, LLC
•William Blair & Company, L.L.C

Copies of the Share Repurchase Contracts and the list of the Counterparties will be made available for shareholders of the Company to inspect at the Company’s registered office at 125 Old Broad Street, London EC2N 1AR, United Kingdom, for the period of 15 days ending

Notes to Resolution cont’d

on the date of the General Meeting. Copies of the Share Repurchase Contracts and the list of the Counterparties will also be available for inspection at the General Meeting.

Shareholder notes on voting

Holders of Class A ordinary shares or Class B ordinary shares

How do I attend the General Meeting?

Persons intending to attend and vote at the General Meeting in person will need a QR code to access the meeting venue. Such QR code will need to be displayed on a smartphone or similar device. A QR code will be able to be obtained in advance by emailing our registrar, MUFG Corporate Markets by email at meetingsadvisoryteam@cm.mpms.mufg.com with your full name and email address. Persons who have not obtained a QR code in advance will be able to obtain one at the meeting venue.

When is my voting entitlement fixed?

Only those holders of Class A ordinary shares or Class B ordinary shares registered in the Company’s register of members at close of business at 6:00 p.m. London time (2:00 p.m. EDT) on Wednesday, 12 March 2025 (or, if the General Meeting is adjourned, at 6:00 p.m. London time (2:00 p.m. EDT) on the day which is two days prior to the adjourned meeting (excluding weekends and public holidays)), shall be entitled to attend, speak or vote at the General Meeting. Your voting entitlement will depend on the number of Class A ordinary shares and Class B ordinary shares that you hold at that time. Changes to the register of members after this deadline shall be disregarded in determining the rights of any person to vote at the General Meeting.

I can’t attend the meeting but want to vote – what do I do?

If you are a registered holder and cannot attend the General Meeting, you can appoint the chair or any other person to attend, speak and vote on your behalf. This person is called your proxy. Your proxy does not have to be a shareholder but must attend the General Meeting for your vote to be counted. If you appoint someone other than the chair as your proxy, they will need a QR code to access the meeting venue. Please refer to the question “How do I attend the General Meeting?” above for details. If a shareholder appoints more than one proxy to attend the meeting, each proxy must be appointed to exercise the rights attached to a different share or shares held by the shareholder. If a shareholder wishes to appoint more than one proxy they may do so at www.endava-shares.com.

You can instruct your proxy how to vote. Where no specific instruction is given by you, your proxy may vote at their discretion or refrain from voting, as they see fit. You can appoint more than one proxy provided it is in relation to different shares within your holding.

You can appoint a proxy and submit voting instructions:

-by registering on the Endava shares portal at www.endava-shares.com. To be effective, the proxy vote must be submitted at www.endava-shares.com so as to have been received by the Company’s registrar not less than 48 hours (excluding

Shareholder notes on voting cont’d

weekends and public holidays) before the time appointed for the meeting or any adjournment of it;

-by paper proxy form, if requested. If you require a paper proxy form, please contact our registrar, MUFG Corporate Markets by email at shareholderenquiries@cm.mpms.mufg.com or you may call MUFG Corporate Markets on 0371 664 0300. Calls are charged at the standard geographic rate and will vary by provider. Calls outside the United Kingdom will be charged at the applicable international rate. Lines are open between 9:00 a.m. - 5:30 p.m. London time (5:00 a.m. - 1:30 p.m. EDT), Monday to Friday excluding public holidays in England and Wales;

-in the case of holders of Class A ordinary shares that are CREST members, by utilising the CREST electronic proxy appointment service in accordance with the procedures set out in the notes to the formal notice of General Meeting on pages 15 to 16; or

-if you are an institutional investor you may also be able to appoint a proxy electronically via the Proxymity platform in accordance with the procedures set out in the notes to the formal notice of General Meeting on pages 15 to 16.

By registering on the portal at www.endava-shares.com, you can manage your shareholding, including:

–casting your vote;

–updating your address; and

–selecting your communication preference.

Any power of attorney or other authority under which the proxy is submitted must be returned to the Company’s registrar, MUFG Corporate Markets, PXS1, Central Square, 29 Wellington Street, Leeds LS1 4DL. If a paper form of proxy is requested from the registrar, it should be completed and returned to MUFG Corporate Market, PXS1, Central Square, 29 Wellington Street, Leeds LS1 4DL to be received not less than 48 hours (excluding weekends and public holidays) before the time of the meeting. Any alterations to a paper form must be initialled.

If you need help with voting online, or require a paper proxy form, please contact our registrar, MUFG Corporate Markets by email at shareholderenquiries@cm.mpms.mufg.com, or you may call MUFG Corporate Markets on 0371 664 0300. Calls are charged at the standard geographic rate and will vary by provider. Calls outside the United Kingdom will be charged at the applicable international rate. Lines are open between 9:00 a.m. - 5:30 p.m. London time (5:00 a.m. - 1:30 p.m. EDT), Monday to Friday excluding public holidays in England and Wales.

Shareholder notes on voting cont’d

Submission of a proxy vote shall not preclude a member from attending and voting in person at the meeting in respect of which the proxy is appointed or at any adjournment thereof.

If you are appointing a person other than the chair of the General Meeting as your proxy, you will also need to give the admission card to your proxy to bring to the General Meeting, along with photographic proof of their identity.

Proxies not properly notified to the Company’s registrar, MUFG Corporate Markets, may be denied access to the General Meeting and will be unable to vote. Giving your admission card to your proxy is not sufficient – they must also be appointed in advance using one of the above methods.

If you own shares jointly and more than one joint member purports to appoint a proxy in respect of the same shares, only the appointment by the most senior member will be accepted as determined by the order in which the names appear in the Company’s register of members.

By when do I have to submit my vote?

Proxy appointments and voting instructions, including any amendments, must be received by the Company’s registrar, MUFG Corporate Markets, by 2 p.m. London time (10 a.m. EDT) on Wednesday, 12 March 2025 (or, if the General Meeting is adjourned, 48 hours (excluding weekends and public holidays) before the time fixed for the adjourned General Meeting). If you miss this deadline and wish to submit a new vote or amend an existing vote, you can only do so by attending the General Meeting in person and voting.

I already voted but have changed my mind – can I change my vote?

You can submit a new voting instruction at any time before the time and date above.

The voting instruction received last will be the one that is followed.

I hold shares on behalf of several others – can I vote part of the holding separately?

If a shareholder wishes to appoint more than one proxy they may do so at www.endava-shares.com.

Corporate shareholders may either appoint one or more proxies online via www.endava-shares.com or via CREST or Proxymity, or alternatively appoint one or more corporate representatives in relation to different shares.

Multiple proxies and corporate representatives may all attend and speak at the General Meeting and may vote the shares that their respective appointments represent in different ways.

Shareholder notes on voting cont’d

Holders of Class B ordinary shares

I am a CREST member – can I use the CREST system to vote?

Holders of Class B ordinary shares will not be able to use the CREST system to vote. Such shareholders must vote online via www.endava-shares.com or by requesting a paper form of proxy.

I have a power of attorney from a holders of Class B ordinary shares– how can I vote?

You should vote using the online portal at www.endava-shares.com. Please refer to the question “I can’t attend the meeting but want to vote – what do I do?” for more information. You should ensure that you have been appointed as a proxy via www.endava-shares.com and that MUFG Corporate Markets have received the valid power of attorney by 2 p.m. London time (10 a.m. EDT) on Wednesday, 12 March 2025.

Shareholder notes on voting cont’d

Holders of ADSs

When is my voting entitlement fixed?

To attend the General Meeting you must be a registered holder of ADSs at 5:00 p.m. EDT on Friday, 14 February 2025. Your voting entitlement will depend on the number of ADSs you hold at that time.

The holders of ADSs are entitled to one vote per ADS on all matters that are subject to shareholder vote.

Given the greater number of votes per share attributed to Class B ordinary shares, these shareholders will, assuming no dispositions of Class B ordinary shares by such shareholders between Monday, 17 February 2025 (the latest practicable date before publication of this notice) and Friday, 14 March 2025 (the date of the General Meeting), collectively beneficially hold shares representing approximately 75.59% of the voting rights of the outstanding share capital. Further, John Cotterell, the Chief Executive Officer of Endava, will beneficially hold Class B ordinary shares representing approximately 45.75% of the voting rights of the outstanding share capital of Endava. Consequently, Mr. Cotterell will continue to be able to have a significant influence on corporate matters submitted to a vote of shareholders.

How can you attend the General Meeting in person?

If you wish to attend the General Meeting in person, you must give notice to the Company of your attendance by completing and delivering a Notice of Attendance to Citibank, N.A. in its capacity as ADS depositary (the “Depositary”) and Transfer Agent for Endava’s ADS program at P.O. BOX 43077, Providence, Rhode Island 02940-3077 prior to 10:00 a.m. EDT (2:00 p.m. London time) on Tuesday, 11 March 2025.

You will also need to make arrangements with your broker to provide evidence of your ADS holdings as of 5:00 p.m. EDT on Friday, 14 February 2025, the ADS record date.  To do so, you should contact Citibank, N.A. - ADR Shareholder Services at 1-877-CITI-ADR (toll free) or 1-781-575-4555 (outside USA) (Monday – Friday, 8:30 a.m. - 6:00 p.m. EDT).

You will also need a QR code to access the meeting venue. Such QR code will need to be displayed on a smartphone or similar device. A QR code will be able to be obtained in advance by emailing meetingsadvisoryteam@cm.mpms.mufg.com with your full name and email address. Persons who have not obtained a QR code in advance will be able to obtain one at the meeting venue.

Shareholder notes on voting cont’d
How do I vote my ADSs?

You can instruct the Depositary to vote on your behalf by completing and returning the paper ADS voting instruction card (if one has been sent to you). Please read the instructions carefully to ensure you have completed and signed the card correctly. Any alterations must be initialled.

If you hold your ADSs via a bank, broker or nominee, you will need to contact your bank, broker or nominee to submit your vote through them and complete the paperwork required by their deadlines, as applicable.

By when do I have to submit my vote?

Paper voting instructions, including any amendments, must be received by the Depositary by 10:00 a.m. EDT on Tuesday, 11 March 2025.

If your instructions are not received by the Depositary by the appointed times, then under the terms of the Deposit Agreement between the Company and the Depositary, your ADSs may, under certain circumstances, be voted by a person designated by the Company.

I already voted but have changed my mind – can I change my vote?

You can submit a new instruction at any time during the voting period. If you wish to amend a paper instruction you must do so in writing and sign your new instruction, if you hold registered American Depositary Receipts.

The voting instruction received last will be the one that is followed.

If you hold your ADSs via a bank, broker, or nominee then you should contact the relevant institution to amend your vote.

I hold my shares in “street name” – can I still vote?

You should contact your bank, broker or nominee for information on how to vote your ADSs. If you wish to attend the General Meeting, you will need to bring with you evidence of your share ownership in the form of a currently dated letter from your bank or broker and photographic ID. On verification of such evidence, you may attend the General Meeting but may not speak or vote your shares at the General Meeting.

Other information

A copy of this notice and other information required by the Companies Act can be found at https://investors.endava.com/financials/AGMhttps://investors.endava.com/financials/AGMhttps://investors.endava.com/financials/AGM.

Information rights

Under the Companies Act, there are a number of rights that may now be available to indirect investors of the Company, including the right to be nominated by the registered holder to receive general shareholder communications direct from the Company.

The rights of indirect investors who have been nominated to receive communications from the Company in accordance with section 146 of the Companies Act (“nominated persons”) do not include the right to appoint a proxy. However, nominated persons may have a right under an agreement with the registered shareholder who holds the shares on their behalf to be appointed (or to have someone else appointed) as a proxy.

Alternatively, if nominated persons do not have such a right or do not wish to exercise it, they may have a right under such an agreement to give instructions to the person holding the shares as to the exercise of voting rights.

If you have been so nominated to receive general shareholder communications directly from the Company, it is important to remember that your main contact in terms of your investment remains with the registered shareholder or custodian or broker, or whoever administers the investment on your behalf. You should also deal with them in relation to any rights that you may have under agreements with them to be appointed as a proxy and to attend, participate in, and vote at the General Meeting, as described above.

Any changes or queries relating to your personal details and holding (including any administration thereof) must continue to be directed to your existing contact at your investment manager or custodian. The Company cannot guarantee dealing with matters that are directed to us in error. The only exception to this is where the Company is exercising one of its powers under the Companies Act and writes to you directly for a response.

Total voting rights and share capital

The Company has two classes of ordinary shares: Class A ordinary shares and Class B ordinary shares.

Class A ordinary shares are capable of being held in certificated form or dematerialised and held in CREST. Class A ordinary shares may also be represented by ADSs. Class B ordinary shares are only capable of being held in certificated form. The rights of the holders of Class A ordinary shares and Class B ordinary and holders of ADSs are identical, except with respect to voting, conversion and transfer.

Other information cont’d
The holders of ADSs or Class A ordinary shares (not represented by ADSs) are entitled to one vote per share and the holders of Class B ordinary shares are entitled to 10 votes per share, in each case on all matters that are subject to shareholder vote.

As at Monday, 17 February 2025 (the latest practicable date before the publication of this notice), the issued share capital of the Company was comprised of 45,350,286 Class A ordinary shares and 14,042,797 Class B ordinary shares with a nominal value of £0.02 per share, respectively.

Therefore, the total number of voting rights as at Monday, 17 February 2025 (the latest practicable date before publication of this notice) was 185,778,256.

Notes:
1.Shareholders, or their proxies, intending to attend the General Meeting in person are requested, if possible, to arrive at the meeting venue at least 30 minutes prior to the commencement of the General Meeting at 2 p.m. London time (10 a.m. EDT) on Friday, 14 March 2025, so that their shareholding may be checked against the Company’s Register of Members and attendances recorded. Persons intending to attend and vote at the General Meeting in person will need a QR code to access the meeting venue. Such QR code will need to be displayed on a smartphone or similar device. A QR code will be able to be obtained in advance by emailing meetingsadvisoryteam@cm.mpms.mufg.com with your full name and email address. Persons who have not obtained a QR code in advance will be able to obtain one at the meeting venue.
2.You can vote either:

2.1.by registering on the Endava shares portal at www.endava-shares.com. To be effective, the proxy vote must be submitted at www.endava-shares.com so as to have been received by the Company’s registrar. not less than 48 hours (excluding weekends and public holidays) before the time appointed for the meeting or any adjournment of it;
2.2.by paper form, if requested. If you require a paper proxy form, please contact our registrar, MUFG Corporate Markets by email at shareholderenquiries@cm.mpms.mufg.com , or you may call MUFG Corporate Markets on 0371 664 0300 Calls are charged at the standard geographic rate and will vary by provider. Calls outside the United Kingdom will be charged at the applicable international rate. Lines are open between 9:00 a.m. - 5:30 p.m. London time, Monday to Friday excluding public holidays in England and Wales. If a paper form of proxy is requested from the registrar, it should be completed and returned to MUFG Corporate Markets, PXS1, Central Square, 29 Wellington Street, Leeds LS1 4DL to be received not less than 48 hours (excluding weekends and public holidays) before the time of the meeting;
2.3.in the case of CREST members, by utilising the CREST electronic proxy appointment service in accordance with the procedures set out below; or
2.4.if you are an institutional investor, you may also be able to appoint a proxy electronically via the Proxymity platform in accordance with the procedures set out below.
Submission of a proxy vote shall not preclude a member from attending and voting in person at the meeting in respect of which the proxy is appointed or at any adjournment thereof.

Other information cont’d
3.If you return more than one proxy appointment, either by paper or electronic communication, the appointment received last by the registrar before the latest time for the receipt of proxies will take precedence. You are advised to read the terms and conditions of use carefully. Electronic communication facilities are open to all shareholders and those who use them will not be disadvantaged.
4.In the case of a corporation, the form of proxy must be executed under its common seal or signed on its behalf by an attorney or a duly authorised officer of the corporation. A corporation which is a member can appoint one or more corporate representatives who may exercise on its behalf all its powers as a member provided that they do not do so in relation to the same shares.
5.In the case of joint holders, the vote of the senior who tenders a vote whether in person or by proxy will be accepted to the exclusion of the votes of any other joint holders. For these purposes, seniority shall be determined by the order in which the names stand in the Company’s relevant register of members for the certificated or uncertificated shares of the Company (as the case may be) in respect of the joint holding.
6.The return of a completed form of proxy, appointing a proxy electronically via the Proxymity platform, electronic filing or any CREST Proxy Instruction (as described in note 8 below) will not prevent a shareholder from attending the General Meeting and voting in person if they wish to do so.
7.CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the General Meeting (and any adjournment of the General Meeting) by using the procedures described in the CREST Manual (available from www.euroclear.com). CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.
8.In order for a proxy appointment or instruction made by means of CREST to be valid, the appropriate CREST message (a ‘CREST Proxy Instruction’) must be properly authenticated in accordance with Euroclear UK & International Limited’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message must be transmitted so as to be received by the issuer’s agent (ID RA10) by 2 p.m. London time (10 a.m. EDT) on Wednesday, 12 March 2025. For this purpose, the time of receipt will be taken to mean the time (as determined by the timestamp applied to the message by the CREST application host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.
9.CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear UK & International Limited does not make available special procedures in CREST for any particular message. Normal system timings and limitations will, therefore, apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member, or sponsored member, or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting system providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST

Other information cont’d
system and timings. The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.
10.If you are an institutional investor you may also be able to appoint a proxy electronically via the Proxymity platform, a process which has been agreed by the Company and approved by the registrar. For further information regarding Proxymity, please go to www.proxymity.io. Your proxy must be lodged by 2 p.m. London time (10 a.m. EDT) on Wednesday, 12 March 2025 in order to be considered valid or, if the meeting is adjourned, by the time which is 48 hours (excluding weekends and public holidays) before the time of the adjourned meeting. Before you can appoint a proxy via this process you will need to have agreed to Proxymity’s associated terms and conditions. It is important that you read these carefully as you will be bound by them and they will govern the electronic appointment of your proxy. An electronic proxy appointment via the Proxymity platform may be revoked completely by sending an authenticated message via the platform instructing the removal of your proxy vote.
11.Unless otherwise indicated on the Form of Proxy, CREST voting, Proxymity or any other electronic voting channel instruction, the proxy will vote as (s)he thinks fit or, at his/her discretion, withhold from voting.
12.Any shareholder attending the General Meeting has the right to ask questions. The Company must cause to be answered any such question relating to the business being dealt with at the General Meeting but no such answer need be given if: (a) to do so would interfere unduly with the preparation for the General Meeting or involve the disclosure of confidential information; (b) the answer has already been given on a website in the form of an answer to a question; or (c) it is undesirable in the interests of the Company or the good order of the General Meeting that the question be answered.
13.You may not use any electronic address (within the meaning of section 333(4) of the Companies Act) provided in either this notice or any related documents (including the form of proxy) to communicate with the Company for any purposes other than those expressly stated.

Concert Party information
Introduction

The City Code on Takeovers and Mergers (the “Takeover Code”) applies to the Company.

Under Rule 9 of the Takeover Code, any person who acquires an interest in shares which, taken together with shares in which that person or any person acting in concert with that person is interested, carry 30% or more of the voting rights of a company which is subject to the Takeover Code is normally required to make an offer to all the remaining shareholders to acquire their shares. Similarly, when any person, together with persons acting in concert with that person, is interested in shares which in the aggregate carry not less than 30% of the voting rights of such a company but does not hold shares carrying more than 50% of the voting rights of the company, an offer will normally be required if such person or any person acting in concert with that person acquires a further interest in shares which increases the percentage of shares carrying voting rights in which that person is interested.

An offer under Rule 9 of the Takeover Code must be made in cash at the highest price paid by the person required to make the offer, or any person acting in concert with such person, for any interest in shares of the company during the 12 months prior to the announcement of the offer.

Under Rule 37.1 of the Takeover Code, where a company redeems or purchases its own voting shares, any resulting increase in the percentage of shares carrying voting rights in which a person or group of persons acting in concert is interested will be treated as an acquisition for the purpose of Rule 9.

The Concert Party

The Company has agreed with the Takeover Panel that the persons whose names are listed in the table below (the “Concert Party”) are considered to be acting in concert with each other in relation to the Company for the purposes of the Takeover Code as at the date of this document.

As set out in the table below, as at 17 February 2025, the members of the Concert Party held in aggregate, 568,365 Class A ordinary shares and 11,240,745 Class B ordinary shares, representing approximately 60.8% of the voting rights in Endava.

Application of Note 4 on Rule 9.1 of the Takeover Code

As the Concert Party holds more than 50% of the voting rights in Endava, members of the Concert Party are able, subject to Note 4 on Rule 9.1 of the Takeover Code, to acquire further interests in shares in the capital of Endava without incurring any obligation under Rule 9 of the Takeover Code to make a general offer.

Concert Party information cont’d
As of 17 February 2025, John Cotterell, the Company’s Chief Executive Officer, beneficially held shares representing approximately 45.8% of the voting rights of the outstanding share capital of the Company. Accordingly, under Note 4 on Rule 9.1 of the Takeover Code, the consent of the Panel on Takeovers and Mergers (the “Takeover Panel”) is required in order for Mr. Cotterell to be able to acquire further or additional interests in shares that increase the percentage of shares carrying voting rights in which he is interested without being required to make a general offer for the remaining shares in the Company.

Increase in Mr Cotterell’s percentage interest in shares carrying voting rights as a result of the sale or transfer by other shareholders of Class B ordinary shares

In the event that other holders of Class B ordinary shares sell or transfer their shares to third parties, resulting in a redesignation of such Class B ordinary shares as Class A ordinary shares, this will result in Mr. Cotterell’s interest in the Company passively increasing as a percentage of total shares carrying voting rights outstanding. The Takeover Panel has agreed that Mr. Cotterell will not be required to make a mandatory offer under Rule 9 of the Takeover Code in these circumstances even if this would result in him thereby coming to hold greater than 50% of the voting rights (as any increase in his percentage ownership of voting rights in these circumstances would be as a result of the actions of a third party, rather than Mr. Cotterell).

If the Resolution is passed at the General Meeting, when the Company repurchases Class A ordinary shares pursuant to a Share Repurchase Contract, if such share is cancelled or if and for so long as such share is held in treasury by the Company, Mr. Cotterell’s percentage of voting rights in the Company will increase accordingly. The Company and the Takeover Panel have agreed that Mr. Cotterell will not have any obligation to make a mandatory offer under Rule 9 of the Takeover Code as a result of the increase in his percentage of voting rights due to the repurchase of Class A ordinary shares by the Company, and that no Rule 9 waiver is required in connection with such share repurchases on the basis that this falls within Note 4 to Rule 9.1 of the Takeover Code, provided that the Company does not repurchase greater than 20% of the Class A ordinary shares in issue as at 17 February 2025, equivalent to a total of 9,070,057 Class A ordinary shares.

If the Company were to repurchase 9,070,057 Class A ordinary shares (equivalent to 20% of the Class A ordinary shares in issue as at 17 February 2025), Mr. Cotterell’s percentage of the voting rights would increase from 45.8% as at 17 February 2025 to 48.2%. These figures do not take into account any increase in Mr. Cotterell’s percentage of voting rights resulting from the redesignation of Class B ordinary shares held by other holders of Class B ordinary shares as Class A ordinary shares. The ability of Mr. Cotterell’s percentage of voting rights in the Company to passively increase as a result of such redesignations without him being required to make an offer under Rule 9 of the Takeover Code is not affected by the proposed share repurchases.

Concert Party information cont’d
The table below sets out (i) the respective interests in the Company of the Concert Party members as of Monday 17 February 2025 and (ii) on a pro forma basis, the maximum percentage of voting rights held by each member of the Concert Party if the Company was to repurchase a total of 9,070,057 Class A ordinary shares under the Share Repurchase Programme.

	Class A Ordinary Shares Beneficially Owned#		Class B Ordinary Shares Beneficially Owned		Total Voting Power †	Total Voting Power (20% Share Repurchases)
	Shares	%	Shares	%	%	%
John Cotterell(1)(2)	131,236	*	8,500,000	60.5	45.8	48.2
Alex Day	822	*	2,051,766	14.6	11.0	11.6
Julian Bull	6,689	*	461,204	3.3	2.5	2.6
Steve Harding	22,150	*	227,775	1.6	1.2	1.3
Rob Machin	121,948	*	—	—	*	*
Teodor Torgie	285,520	*	—	—	*	*
All members of the Concert Party as a group (6 persons)	568,365	1.3	11,240,745	80.0	60.8	63.9
________________
#    Excludes Class A ordinary shares issuable under the 2018 Equity Incentive Plan, as applicable.
*    Represents beneficial ownership of less than 1%.
†    Represents the voting power with respect to all Class A ordinary shares and Class B ordinary shares, voting as a single class. Each Class A ordinary share is entitled to one vote per share and each Class B ordinary share is entitled to ten votes per share. The Class A ordinary shares and Class B ordinary shares will vote together on all matters (including the election of Directors) submitted to a vote of shareholders.
(1)Consists of (1) 131,236 Class A ordinary shares beneficially held by Mr. Cotterell, (2) 6,500,000 Class B ordinary shares held directly by Mr. Cotterell and (3) 2,000,000 Class B ordinary shares held in a trust of which Mr. Cotterell is a trustee.
(2)Mr Cotterell has a sales plan in place pursuant to which 10,000 Class B ordinary shares are expected to be redesignated as Class A ordinary shares and sold in the market in March 2025. Assuming that all such Class B ordinary shares are redesignated as Class A ordinary shares and sold: (i) Mr. Cotterell’s percentage of the total voting power as at 17 February 2025 would be 45.8% based on the number of shares in issue on that date and on a pro forma basis assuming a repurchase of 9,070,057 Class A ordinary shares would be 48.1%; and (ii) the Concert Party’s percentage of the total voting power as at 17 February 2025 would be 60.8% based on the number of shares in issue on that date and on a pro forma basis assuming a repurchase of 9,070,057 Class A ordinary shares would be 63.9%.

Contact details

Endava plc
Registered Office
125 Old Broad Street
London EC2N 1AR
United Kingdom
Tel: +44 20 7367 1000

Registrar
MUFG Corporate Markets
Central Square
29 Wellington Street
Leeds LS1 4DL
United Kingdom
Tel: 0371 664 0300
Tel: +44 371 664 0300 (outside the UK)
Email: shareholderenquiries@cm.mpms.mufg.com

ADS Depositary
Citibank Shareholder Services
P.O. Box 43077
Providence, Rhode Island 02940-3077
USA
Tel: 1-877-CITI-ADR (toll free)
Tel: 1-781-575-4555 (outside US)
E-mail at: Citibank@shareholders-online.com

Appendix A

Form of Share Repurchase Contract

THIS AGREEMENT is made on
BETWEEN:
(1)     ENDAVA PLC a company registered in England and Wales with company number 05722669 whose registered office is at 125 Old Broad Street, London EC2N 1AR, United Kingdom (the “Company”); and
(2)    [●] (the “Counterparty”).
IT IS AGREED that the Counterparty will purchase on a principal basis American Depositary Shares (“ADSs”) representing class A ordinary shares in the capital of the Company, nominal value £0.02 per share (“Class A Ordinary Shares”), for subsequent sale and delivery of the Class A Ordinary Shares to the Company under the terms of this agreement as follows:
1.Throughout the period of this Agreement, ADSs will be purchased in the open market or through privately negotiated transactions by the Counterparty up to the quantity and purchase price level advised by telephone from an authorised person at the Company (the “Purchase Price”), such authorised person(s) to be notified in writing to the Counterparty by the Company from time to time (each an “Authorised Person”) (any such ADSs purchased, being the “Purchased Securities”).
2.ADSs will be purchased by the Counterparty in accordance with all applicable laws and regulations that are applicable to the Counterparty as well as in accordance with:
(i)the volume limitations of Rules 10b-18(b)(4) and 10b-18(c)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The maximum value of ADSs, at acquisition cost, to be purchased under this programme will be advised to the Counterparty by an Authorised Person from time to time following the execution of this Agreement;
(ii)the timing conditions of Rules 10b-18(b)(2) and 10b-18(c)(1) of the Exchange Act; and
(iii)the price conditions of Rule 10b-18(b)(3) of the Exchange Act;
subject, in each case, to any delays between execution and reporting of a trade of ADSs on the applicable securities exchange or quotation system and other circumstances reasonably beyond Counterparty’s control.
3.All purchases will be effected pursuant to Rule 10b-18 of the Exchange Act, from or through only one broker or dealer on any single day or as otherwise allowed by Rule 10b-18(b)(1) of the Exchange Act.
4.Purchases may be made on any national securities exchange, electronic communication network (ECN), alternative trading system (ATS) or in over-the-counter (OTC) transactions or through privately negotiated transactions.
5.The Company represents that its board of directors has authorized the Company’s entry into this Agreement and the performance of its obligations under this Agreement. Before purchases commence under this Agreement, the Company will have officially disclosed the repurchase programme to the public.
6.The Company represents that the purchases of ADSs by the Counterparty pursuant to the terms of this Agreement will not violate or contravene any legal, regulatory or contractual restriction applicable to the Company or the ADSs, including Section 10(b) and Rule 10b-5 of the Exchange Act. The Company represents that at any time the Company provides instructions to the Counterparty to purchase ADSs in accordance with paragraph 1 above, the Company will not be in possession of any material non-public information concerning the ADSs or the Company.

Appendix A cont’d
7.Daily purchase information will be provided to the Company by phone or e-mail, and trade confirmations will be sent by e-mail on each relevant trade date.
8.Purchases of ADSs in accordance with the instructions contained herein will commence on the date to be agreed between the Company and the Counterparty.
9.Notices for the attention of the Company shall be sent to [●] (or such other person(s) as notified in writing to the Counterparty by the Company) at the address and/or email address (as applicable) notified in writing to the Counterparty by the Company.
10.Notices for the attention of the Counterparty shall be sent to the address notified in writing to the Company by the Counterparty.
11.The Counterparty shall sell, and the Company shall purchase, the Class A Ordinary Shares underlying the Purchased Securities. On the business day following the purchase of the Purchased Securities by the Counterparty (or such other date as may be agreed between the Counterparty and the Company):
(i)the Company shall pay to the Counterparty the aggregate price paid by the Counterparty for the Purchased Securities, plus any commission payable pursuant to paragraph 13; and
(ii)the Counterparty shall deliver the Purchased Securities to the Company (or as the Company may direct), together with such documents as may reasonably be required to give effect to such transfer and delivery and/or to the registration or cancellation of the Class A Ordinary Shares underlying the Purchased Securities.
12.Following such purchase and delivery, the Company shall be registered as the record holder of the Class A Ordinary Shares underlying the Purchased Securities, or such Class A Ordinary Shares shall otherwise be cancelled. The Company shall be responsible for any stamp duty that is due in respect of the purchase of such Class A Ordinary Shares from the Counterparty.
13.Any commission payable by the Company in respect of the purchase of securities pursuant to paragraph 11 shall be agreed in writing from time to time between the Company and the Counterparty. The relevant bank account details of the Counterparty shall be notified to the Company by the Counterparty in writing from time to time.
14.The Company reserves the right to instruct the Counterparty to suspend purchases at any time, without prejudice to the settlement of purchases effected by the Counterparty prior to the receipt of notice of such suspension. Notification of suspension will be communicated directly to the Counterparty via email or such other methods as are agreed between the Company and the Counterparty. The Company agrees that purchases shall not be made at any time when, for legal and regulatory reasons, it would be inappropriate for the Counterparty or the Company to effect such purchases.
15.The Counterparty represents that it has established reasonable policies and procedures to ensure that its agents and representatives responsible for executing purchases of ADSs pursuant to this Agreement will not violate the federal insider trading laws and will comply with the requirements of Rule 10b-18.
16.The Counterparty and the Company each acknowledge and agree that:
(i)prior to an acquisition by the Company under paragraph 11 hereof, the Company shall not acquire, nor have any legal or beneficial interest in, any ADS or the Class A Ordinary Shares represented thereby purchased by the Counterparty pursuant to this Agreement;
(ii)nothing in this Agreement is or shall constitute a party acting as the agent of the other for any purpose. Neither party shall describe itself as an agent or in any way hold itself out as being an agent of the other; and
(iii)the Counterparty shall act as principal in respect of its acquisition of the ADSs and shall effect purchases of ADSs hereunder in “riskless principal transactions” as defined in Rule 10b-18(a)(12) of the Exchange Act.

Appendix A cont’d
17.This Agreement will be governed by and construed in accordance with the internal laws of the State of New York, without giving effect to the conflict of laws provisions thereof to the extent such principles or rules would require or permit the application of the laws of any jurisdiction other than those of the State of New York.
18.This Agreement may not be assigned by any party without the prior written consent of the other party.
19.This Agreement is binding on, and inures to the benefit of, the parties and their respective permitted successors and assigns.
20.This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.
21.If any provision of this Agreement is or becomes inconsistent with any applicable present or future law, rule or regulation, that provision will be deemed modified or, if necessary, rescinded in order to comply with the relevant law, rule or regulation. Without limiting the foregoing, any reference herein to a specific rule under the Exchange Act shall be deemed to reference any successor rule if applicable. All other provisions of this Agreement will continue and remain in full force and effect.
22.QFC Stay Rules.
(i)In this paragraph 22, “BHC Act Affiliate” has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k); “Covered Entity” means any of the following: (1) a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b), (2) a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b) or (3) a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b); “Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1 as applicable; and “U.S. Special Resolution Regime” means each of (1) the Federal Deposit Insurance Act and the regulations promulgated thereunder and (2) Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.
(ii)In the event that the Counterparty is a Covered Entity and becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from the Counterparty of this Agreement, and any interest and obligation in or under this Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United States.
(iii)In the event that the Counterparty is a Covered Entity and the Counterparty or any BHC Act Affiliate of the Counterparty becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under this Agreement that may be exercised against the Counterparty are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Agreement were governed by the laws of the United States or a state of the United States.
23.This Agreement may be terminated by either party at any time, and with immediate effect, upon written notice from one party to the other by overnight mail, email or facsimile, at the addresses or fax numbers previously notified by the other party.

Signed by ENDAVA PLC    )    ………………………………….
    )    Name
    )    Title

Appendix A cont’d

Signed by [●]                )    ………………………………….
    )    Name
    )    Title

Rule 10b5-1 Repurchase Plan

REPURCHASE PLAN, dated (the “Repurchase Plan”)
BETWEEN:
(1)    ENDAVA PLC a company registered in England and Wales with company number 05722669 whose registered office is at 125 Old Broad Street, London EC2N 1AR, United Kingdom (the “Company”); and
(2)    [●] (the “Counterparty”).
Capitalised terms used and not otherwise defined in the body of this Repurchase Plan shall have the meaning given to such terms in Exhibit A hereto, which is incorporated herein and made part of this Repurchase Plan.
BACKGROUND:
(A)    The Company desires to establish this Repurchase Plan to purchase its class A ordinary shares, nominal value £0.02 per share (“Class A Ordinary Shares”); and
(B)    the Company desires to purchase Class A Ordinary Shares from the Counterparty in accordance with this Repurchase Plan:
NOW, THEREFORE, the Company and the Counterparty hereby agree as follows:
1.During the Trading Period, the Counterparty shall purchase as principal American Depositary Shares (“ADSs”) having a maximum aggregate value of no more than the Total Repurchase Amount. On each day (each, a “Trading Day”) during the Trading Period on which the New York Stock Exchange (the “Exchange”) is open for trading, the Counterparty shall purchase that number of ADSs having an aggregate value of up to the Maximum Amount, plus or minus up to $1,000, using its reasonable efforts to purchase such ADSs at a price equal to the volume weighted average price for such day’s trading session (any such ADSs purchased, being the “Purchased Securities”). Notwithstanding the foregoing, the Counterparty shall not purchase any ADSs at a price exceeding the Limit Price.
2.If, consistent with ordinary principles of best execution or for any other reason that is not described in paragraph 10, the Counterparty cannot purchase the Maximum Amount minus the discretionary $1,000 that is described in paragraph 1, on any Trading Day, then the amount of such shortfall may be purchased as soon as practicable on the immediately succeeding Trading Day and on each subsequent Trading Day as is necessary to purchase such shortfall consistent with ordinary principles of best execution; provided that in no event may the amount of such shortfall be purchased later than the fourth business day after such Trading Day.

Appendix B cont’d
3.Nevertheless, if any such shortfall exists after the close of trading on the last Trading Day of the Trading Period, the Counterparty’s authority to purchase such shares under this Repurchase Plan shall terminate.
4.The Counterparty may make purchases pursuant to this Repurchase Plan in the open market or through privately negotiated transactions. The Counterparty agrees to comply with the manner of purchase requirements of paragraphs (b)(2), (b)(3) and (b)(4) of Rule 10b-18 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in effecting any purchase of ADSs in the open market pursuant to this Repurchase Plan (subject, in each case, to any delays between execution and reporting of a trade of ADSs on the applicable securities exchange or quotation system and other circumstances reasonably beyond Counterparty’s control). The Company agrees not to take any action that would cause any purchase in the open market not to comply with Rule 10b-18, Rule 10b5-1 or Regulation M, nor to attempt to influence when or whether purchases are made by the Counterparty.
5.The Counterparty shall sell, and the Company shall purchase, the Class A Ordinary Shares underlying the Purchased Securities. On the business day following the purchase of the Purchased Securities by the Counterparty (or such other date as may be agreed between the Counterparty and the Company):
(i)the Company shall pay to the Counterparty the aggregate price paid by the Counterparty for the Purchased Securities, plus any commission payable pursuant to paragraph 7; and
(ii)the Counterparty shall deliver the Purchased Securities to the Company (or as the Company may direct), together with such documents as may reasonably be required to give effect to such transfer and delivery and/or to the registration or cancellation of the Class A Ordinary Shares underlying the Purchased Securities.
6.Following such purchase and delivery, the Company shall be registered as the record holder of the Class A Ordinary Shares underlying the Purchased Securities, or such Class A Ordinary Shares shall otherwise be cancelled. The Company shall be responsible for any stamp duty that is due in respect of the purchase of such Class A Ordinary Shares from the Counterparty.
7.Any commission payable by the Company in respect of the purchase of securities pursuant to paragraph 5 shall be agreed in writing from time to time between the Company and the Counterparty. The relevant bank account details of the Counterparty shall be notified to the Company by the Counterparty in writing from time to time.
8.The Repurchase Plan shall terminate upon the earliest of:
(i)the repurchase of the Total Repurchase Amount contemplated by the Repurchase Plan, as set forth in paragraph 1;
(ii)the close of business on the last day of the Trading Period;
(iii)the receipt by the Counterparty of notice of early termination, delivered by the Company in accordance with paragraph 19 (provided that (A) any such notice of termination shall not cause purchases previously effected pursuant to this Repurchase Plan to fail to be entitled to the benefits of Rule 10b5-1(c) and (B) any such termination notice shall not indicate the reasons for the termination or contain any material non-public information);
(iv)the receipt of notice by the Counterparty of the commencement of any voluntary or involuntary case or other proceeding seeking liquidation, reorganisation or other relief under any bankruptcy, insolvency or similar law or of the seeking of the appointment of a trustee, receiver or other similar official, or of the taking of any corporate action by the Company to authorise or commence any of the foregoing; and
(v)the public announcement of a tender or exchange offer for the Class A Ordinary Shares or of a merger, scheme of arrangement, acquisition, recapitalisation or other similar business combination or transaction as a result of which the Class A Ordinary Shares would be exchanged for or converted into cash, securities or other property.

Appendix B cont’d
Upon termination of this Repurchase Plan, the Counterparty shall immediately suspend executing purchases pursuant to this Repurchase Plan.
9.The Company confirms that, on the date hereof that:
(i)its board of directors has authorized the Company’s entry into this Repurchase Plan and the performance of its obligations under this Repurchase Plan;
(ii)it is not aware of material, non-public information with respect to the Company or the ADSs;
(iii)it is entering into this Repurchase Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1 under the Exchange Act or other applicable securities laws;
(iv)it understands the proscriptions of Rule 10b5-1 in respect of offsetting and hedging transactions;
(v)it will not, at any time while this Repurchase Plan is in effect, enter into any comparable agreement with any other broker if the period of such comparable agreement shall overlap with the Trading Period of this Repurchase Plan;
(vi)it will not, at any time while this Repurchase Plan is in effect, disclose to any persons at the Counterparty effecting purchases under the Repurchase Plan any material non-public information with respect to the Company or the ADSs or any information regarding the Company that might influence the execution of the Repurchase Plan;
(vii)purchases of ADSs and/or Class A Ordinary Shares pursuant to this Repurchase Plan are not prohibited or restricted by any legal, regulatory or contractual restriction or undertaking binding on the Company as of the date hereof; and
(viii)it will inform the Counterparty as soon as possible of any subsequent legal, regulatory or contractual restriction or undertaking affecting such purchases and of the occurrence of any event that would cause the Repurchase Plan to end or be suspended as contemplated in paragraph 10.
10.If the Counterparty must suspend purchases of ADSs under this Repurchase Plan on a particular day for any of the following reasons (any such reason, a “Blackout”):
(i)a day specified by the Repurchase Plan is not a day on which the ADSs trade regular way on the Exchange;
(ii)trading of the ADSs on the Exchange is suspended for any reason;
(iii)the Counterparty cannot effect a purchase of ADSs due to legal, regulatory or contractual restrictions applicable to it or to the Company (including without limitation, Regulation M, Rule 10b-5 or Rule 10b-18); or
(iv)the Counterparty has received a Suspension Notice (as defined in paragraph 11 below) from the Company in accordance with paragraph 11 below, then the Counterparty will resume purchases in accordance with this Repurchase Plan on the next day specified in this Repurchase Plan after the condition causing the suspension of purchases has been resolved, or in the event of a suspension caused by the receipt of a Suspension Notice from the Company, receipt of notice from the Company requesting that the Counterparty resumes purchases pursuant to this Repurchase Plan. Any such notice from the Company requesting the resumption of purchases shall be in a writing signed by the Company and contain a representation from the Company that it is not aware of material non-public information with respect to the Company or ADSs. Any purchases that would have been executed in accordance with the terms of this Repurchase Plan but are not executed due to the existence of a Blackout shall be deemed to be cancelled and shall not be effected pursuant to this Repurchase Plan.

Appendix B cont’d
11.The Counterparty agrees that if the Company enters into a transaction that results, in the Company’s good faith determination, in the imposition of trading restrictions on the Company, and if the Company shall provide the Counterparty notice thereof (a “Suspension Notice”), then the Counterparty will cease effecting purchases under this Repurchase Plan until notified by the Company that such restrictions have terminated. Any Suspension Notice shall be delivered pursuant to paragraph 19 and shall indicate the anticipated duration of the suspension, but shall not include any other information about the nature of such suspension or its applicability to the Company and shall not in any way communicate any material non-public information about the Company or its securities to the Counterparty.
12.It is the intent of the Company and the Counterparty that this Repurchase Plan comply with the requirements of Rule 10b5-1(c)(1)(i) and Rule 10b-18 under the Exchange Act, and this Repurchase Plan shall be interpreted to comply with the requirements thereof.
13.The Counterparty represents that it has established reasonable policies and procedures to ensure that its agents and representatives responsible for executing purchases of ADSs pursuant to this Repurchase Plan will not violate the insider trading laws and will comply with the requirements of Rule 10b-18 of the Exchange Act.
14.The Counterparty hereby represents and warrants that it has established reasonable policies and procedures to ensure that it will be in compliance with all laws and regulations that are applicable to the Counterparty in purchasing ADSs pursuant to this Repurchase Plan.
15.The number of ADSs, together with other share amounts and prices, if applicable, as set forth in paragraph 1 shall be adjusted automatically on a proportionate basis to take into account any stock split, reverse stock split or stock dividend with respect to the Class A Ordinary Shares, change in the Class A Ordinary Share to ADS ratio or any change in capitalisation with respect to the Company that occurs during the term of this Repurchase Plan.
16.Except as otherwise set forth in this Repurchase Plan, the Company acknowledges and agrees that it does not have authority, influence or control over any purchase executed by the Counterparty pursuant to this Repurchase Plan. The Counterparty agrees not to seek advice from the Company with respect to the manner in which it executes purchases under this Repurchase Plan.
17.The Counterparty agrees to not disclose the terms of Exhibit A hereof to persons who are not partners, officers, employees or other firm personnel of the Counterparty or counsel to the Counterparty except with the consent of the Company or pursuant to a subpoena, order or request issued by a court of competent jurisdiction or by a judicial, administrative, legislative or regulatory body or committee. Information will not be considered confidential that (i) is already in the possession of the Counterparty, (ii) becomes available in the public domain other than as a result of an unauthorized disclosure by the Counterparty or its partners, officers, employees, other firm personnel or advisors, or (iii) is not acquired from the Company or persons known by the Counterparty to be in breach of an obligation of secrecy to the Company.
18.The Counterparty and the Company each acknowledges and agrees that:
(i)prior to any acquisition by the Company pursuant to paragraph 5, the Company shall not acquire, nor have any legal or beneficial interest in, any ADSs or the Class A Ordinary Shares represented thereby purchased by the Counterparty pursuant to this Repurchase Plan;
(ii)nothing in this Repurchase Plan is or shall constitute a party acting as the agent of the other for any purpose. Neither party shall describe itself as an agent or in any way hold itself out as being an agent of the other; and
(iii)the Counterparty shall act as principal in respect of its acquisition of ADSs and shall effect purchases of ADSs hereunder in “riskless principal transactions” as defined in Rule 10b-18(a)(12) of the Exchange Act.
19.All notices given by the parties under this Repurchase Plan will be as follows:
(i)If to the Counterparty:

Appendix B cont’d
Address:
Attention:
Email address:
Fax no:
(ii)If to the Company:
Address:
Attention:
Email address:
Fax no:
20.The Company agrees that, in the absence of bad faith, wilful misconduct or gross negligence, the Counterparty and its affiliates and their directors, officers, employees and agents (collectively, “Counterparty Persons”) shall not have any liability whatsoever to the Company for any action taken or omitted to be taken in connection with this Repurchase Plan or the making of any purchase pursuant to this Repurchase Plan. The Company further agrees to hold each Counterparty Person free and harmless from any and all losses, damages, liabilities or expenses (including reasonable attorneys’ fees and costs) incurred or sustained by such Counterparty Person in connection with or arising out of any suit, action or proceeding relating to this Repurchase Plan (each an “Action”) and to reimburse each Counterparty Person for such Counterparty Person’s expenses, as they are incurred, in connection with any Action, unless such loss, damage, liability or expense is determined in a non-appealable order of a court of competent jurisdiction to be solely the result of such Counterparty Person’s bad faith, wilful misconduct or gross negligence. This paragraph 20 shall survive termination of this Repurchase Plan.
21.The Counterparty shall provide information regarding purchases of ADSs daily to the Company by phone or email followed by trade details via fax, email or such other methods as are agreed between the Company and the Counterparty. The Counterparty also shall email a trade confirmation to the Company on each trade date and provide summaries of trades on a daily basis via email as provided in paragraph 19. Names, phone numbers and email addresses for Company contacts may be changed by the Company by written notice to the Counterparty in accordance with paragraph 19. Other reports and information shall be provided at such times and with such frequency as are agreed between the Company and the Counterparty.
22.This Repurchase Plan will be governed by and construed in accordance with the internal laws of the State of New York, without giving effect to the conflict of laws provisions thereof to the extent such principles or rules would require or permit the application of the laws of any jurisdiction other than those of the State of New York, and may be modified or amended only by written agreement signed by the parties hereto and provided that any such modification or amendment shall only be permitted at a time when the Company is not aware of any material non-public information concerning the Company or its securities. In the event of a modification or amendment to this Repurchase Plan, no purchases shall be effected during the ten business days immediately following such modification or amendment (other than purchases already provided for in this Repurchase Plan prior to such modification or amendment). For the avoidance of doubt, the foregoing requirements applicable to modifications and amendments shall not apply to a termination of this Repurchase Plan.
23.This Repurchase Plan may not be assigned by any party without the prior written consent of the other party.
24.This Repurchase Plan is binding upon, and inures to the benefit of, the parties and their respective permitted successors and assigns.
25.The Repurchase Plan and any attachment together constitute the entire agreement between the Company and the Counterparty and supersede any prior agreements or understandings regarding the Repurchase Plan.
26.This Repurchase Plan may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

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27.QFC Stay Rules.
(i)In this paragraph 27, “BHC Act Affiliate” has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k); “Covered Entity” means any of the following: (1) a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b), (2) a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b) or (3) a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b); “Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1 as applicable; and “U.S. Special Resolution Regime” means each of (1) the Federal Deposit Insurance Act and the regulations promulgated thereunder and (2) Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.
(ii)In the event that the Counterparty is a Covered Entity and becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from the Counterparty of this Repurchase Plan, and any interest and obligation in or under this Repurchase Plan, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Repurchase Plan, and any such interest and obligation, were governed by the laws of the United States or a state of the United States.
(iii)In the event that the Counterparty is a Covered Entity and the Counterparty or any BHC Act Affiliate of the Counterparty becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under this Repurchase Plan that may be exercised against the Counterparty are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Repurchase Plan were governed by the laws of the United States or a state of the United States.
28.If any provision of this Repurchase Plan is or becomes inconsistent with any applicable present or future law, rule or regulation, that provision will be deemed modified or, if necessary, rescinded in order to comply with the relevant law, rule or regulation. Without limiting the foregoing, any reference herein to a specific rule under the Exchange Act shall be deemed to reference any successor rule if applicable. All other provisions of this Repurchase Plan will continue and remain in full force and effect.
29.This Repurchase Plan may be terminated by either party at any time, and with immediate effect, upon written notice from one party to the other in accordance with the provisions of paragraph 19.

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IN WITNESS WHEREOF, the parties hereto have executed this Repurchase Plan as of the date first written above.
ENDAVA PLC

By: …………………………………..
Name:
Title:

[●]
By: …………………………………..
Name:
Title:

Appendix B cont’d
EXHIBIT A
The Counterparty and the Company shall hereby agree that the following terms shall have the following meanings:
“Limit Price” shall mean a per ADS price of US$[●];
“Maximum Amount” shall mean US$[●];
“Trading Period” shall mean the period commencing on [●] and terminating at close of business on [●]; and
“Total Repurchase Amount” is the maximum aggregate purchase amount in the Trading Period and shall mean US$[●].
Commission paid under this Repurchase Plan shall equal US$[●] per Record Share to the Company.